LAW OFFICES OF
GARY L. BLUM
3278 WILSHIRE BOULEVARD
SUITE 603
LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM                                                                                     TELEPHONE: (213) 381-7450
EMAIL: gblum@gblumlaw.com                                                          FACSIMILE: (213) 384-1035

July 11, 2014

Ms. Mara Ransom
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:          Frozen Food Gift Group, Inc.
Response to comment letter dated June 30, 2014
Form 8-K
Filed March 28, 2014
Response dated June 2, 2014
Response dated June 23, 2014
File No. 000-54597

Dear Ms. Ransom:

I am requesting that Frozen Food Gift Group, Inc. be granted an extension of ten (10) business days from July 14, 2014 (the end date of the ten business days granted to respond to your letter of June 30, 2014) to respond to your comment letter dated June 30, 2014.

We are preparing additional affidavits that will be submitted to the SEC shortly.

Sincerely yours,

/s/ Gary L. Blum
Law Offices of Gary L. Blum

cc: T. Covey